Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2016 Annual Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Wednesday, December 28, 2016 at 10:30 a.m. (Israel time), at the office of the Company at 7 Sapir Street, Ness Ziona Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	re-approval of the existing compensation policy for officers and directors for a period of three years;

(3)	reappointment of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(4)	consideration of our financial statements.

Shareholders of record on November 28, 2016 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 23, 2016

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2016 Annual Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual Meeting of Shareholders. The Meeting will be held on Wednesday, December 28, 2016 at 10:30 a.m. (Israel time), at the office of the Company at 7 Sapir Street, Ness Ziona, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	re-approval of the existing compensation policy for officers and directors for a period of three years;

(3)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(4)	consideration of our financial statements.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting.  Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on November 28, 2016 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is December 18, 2016.

On November 1, 2016, 9,878,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of November 1, 2016 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Aviv Boim (2)	2,620,623	23.6%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 Ordinary Shares outstanding on November 1, 2016.
(2)	Includes options to purchase 1,245,336 ordinary shares that are vested on, or will vest within 60 days after, November 1, 2016.
(3)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed February 5, 2013.  Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.  Based on a Schedule 13D/A filed by Mr. Bronson on February 19, 2010, he beneficially owned 1,198,755 ordinary shares, or 13.9% of our outstanding shares, at that time.

COMPENSATION OF OFFICE HOLDERS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2015, please see "Item 6. Directors, Senior Management and Employees – B. Compensation" in our annual report on Form 20-F for the year ended December 31, 2015.

Item 1 – Election of Directors

Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors. Mr. Paneth is paid an annual fee of NIS 29,270 (approximately $7,590) and a meeting participation fee of NIS 1,860 (approximately $482), subject to adjustments in the Israeli consumer price index, which is the 'fixed fee' set forth in the regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”) governing compensation to external directors. Mr. Tamir is paid a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or a committee thereof, and does not receive an annual fee. Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

A brief biography of each nominee is set forth below:

Eric Paneth has served as one of our Directors since January 2000 and served as our Chief Executive Officer from November 2008 to October 2010. He co-founded Orckit Communications Ltd. in 1990 and served as Chief Executive Officer and a Director until 2014.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He co-founded Orckit Communications Ltd. in 1990 and served as President and a Director until 2014. Mr. Tamir served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, from 2001 to 2014, and as Chief Executive Officer of Orckit-Corrigent Ltd. from 2007 to 2014 and as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Required Approval

Under the Companies Law, the election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Eric Paneth be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, that Izhak Tamir be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Re-approval of Compensation Policy

Under the Companies Law, public companies like us are required to adopt a policy governing the compensation of their officers and directors. In general, all elements of compensation approved after the adoption the company's compensation policy including salary, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability must comply with the compensation policy and must be approved by the compensation committee and the board of directors.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s officers and directors, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the individual's contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

The current compensation policy for our officers and directors (the “Compensation Policy”) was approved in April 2014. The Companies Law requires the board to reevaluate the compensation policy from time to time and upon any material change in the circumstances that existed at the time the policy was formulated; the compensation policy must be reviewed and re-approved at least once every three years.

Our Compensation Committee has reviewed our Compensation Policy based upon the factors set forth in the Companies Law and recommended making no changes. To view the Compensation Policy, please see Annex A to the proxy statement for our 2013 Annual General Meeting of Shareholders, which is attached as Exhibit 99.3 to the Report on Form 6-K we filed with the Securities and Exchange Commission on November 21, 2013. Our Board then considered and approved the Compensation Policy, following the Board’s own examination of the compensation factors set forth in the Companies Law, and is recommending that shareholders approve the Compensation Policy at the Annual Meeting. The Compensation Policy will have a term of three years from the date of approval.

Required Approval

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter, provided that either (i) the shares voted in favor of this matter include a majority of the shares voted by shareholders who do not have a "personal interest" in this matter or (ii) the total number of shares voted against this matter by the non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution does not exceed two percent of the Company’s voting power.

For this purpose, the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer.

According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Our Chief Executive Officer and directors are deemed to have a personal interest in this matter. The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please notify the Company accordingly by fax at +972-9-744-2446 or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then notify the Company on your behalf.

According to the Companies Law, even if the shareholders do not approve the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the Compensation Policy, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Compensation Policy for officers and directors of the Company, in the form attached as Annex A to the Company’s Proxy Statement for our 2013 Annual General Meeting of Shareholders, be, and it hereby is, approved.”

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

Item 3 – Reappointment of Independent Auditors

          At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Required Approval

The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2015 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on April 21, 2016.  You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website athttp://www.sec.gov.  These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 23, 2016